

May 30, 2013

Via E-Mail
Mr. Peter M. Wilver
Senior Vice President and Chief Financial Officer
Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, MA   02451

> **Re: Thermo Fisher Scientific Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 1-08002**

Dear Mr. Wilver:

We have reviewed your response dated May 7, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Note 7. Income Taxes, page F-40

1.   We note that within your effective tax rate reconciliation, the impact of the foreign rate differential is significant in each year. Please tell us the countries for which the significant portion of this item relates and quantify to the extent practicable. In future filings, revise the income tax discussions in Management's Discussion and Analysis to provide a robust discussion of your tax positions in these foreign tax jurisdictions and how they have impacted, and will impact in future periods, your income tax provision and net income. Refer to Item 303(a)(3)(i) of Regulation S-K.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant

cc (e-mail):   Peter E. Hornstra
                Chief Accounting Officer